Exhibit 99.2

Board Action

Toronto, Ontario - January 28, 2010

NWT Uranium Corp (TSX-V:NWT; OTCBB: NWURF; Frankfurt: NMV) ("NWT") announces that subsequent to delivery of its requisition requiring the board of Niger Uranium Limited ("Niger") to convene a shareholders’ meeting to vote on a composite resolution (i) for the removal of Niger's chairman David de Jongh Weill as a director and his replacement with Wayne Isaacs and (ii) the authorization of the Niger board to take the necessary steps to seek the distribution by Kalahari Minerals Plc (AIM) of not less than 90% of its shares in Extract Resources Limited (ASX/TSX/NSX), the board of directors of Niger has removed John Lynch and Raphael Danon (NWT's representatives on the board of directors of Niger) as directors of Niger.

NWT, John Lynch and Raphael Danon are reviewing their options as a result of this action by the board of Niger and a further announcement will be made in due course

For further information:

Nadir Mirza, Investor relations
Tel (416) 504-3978

nmirza@nwturanium.com

www.nwturanium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.